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                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                                 TIMELINE, INC.
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                              (Name of Issuer)

                                  Common Stock
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                       (Title of Class of Securities)

                                  887336 10 5
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                                 (CUSIP Number)

                                December 4, 2000
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [X]    Rule 13d-1(c)

                  [ ]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP NO. 887335 10 5                 13G                      PAGE 2 OF 4 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        Oralis.com, Inc.
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        Delaware
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    Number of
                           5       Sole Voting Power

      Shares                       225,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   -0-
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        225,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    -0-
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        225,000
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        5.6%
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 12     Type of Reporting Person (See Instructions)

        CO
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                                                               PAGE 3 OF 4 PAGES
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

ITEM 1.       (a)   Issuer..........................................................................Timeline, Inc.

              (b)   Principal Executive Offices.......3055-112th Avenue NE, Suite 106, Bellevue, Washington  98004

ITEM 2.       (a)   Person Filing.................................................................Oralis.com, Inc.

              (b)   Principal Business Office or, if none, Residence.......................146 North Canal Street,
                    ..................................................................Suite 200, Seattle, WA 98103

              (c)   Citizenship...........................................................................Delaware
              (d)   Title of Class of Securities......................................................Common Stock

              (e)   CUSIP Number....................................................................Not Applicable

ITEM 3.           Statement Filed Pursuantss.. 240.13d-1(b) or 240.13d-2(b) or (c), by:

              (a)   [   ]  Broker or dealer registered under section 15 of the Act  (15 U.S.C. 78o)
              (b)   [   ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c)
              (c)   [   ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
              (d)   [   ]  Investment  company  registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
              (e)   [   ]  Investment adviser in accordance withss.240-13d-1(b)(1)(ii)(E)
              (f)   [   ]  Employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F)
              (g)   [   ]  Parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G)
              (h)   [   ]  Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
              (i)   [   ]  Church plan excluded from the definition of an investment company under section 3(c)(14),
                           Investment Company Act of 1940 (15 U.S.C. 80a-3)
              (j)   [   ]  Group, in accordance withss.240.13d-1(b)(1)(ii)(J)


ITEM 4.           Ownership of Securities Identified in Item 1.

              (a)   Amount beneficially owned..........................................................225,000 (1)

              (b)   Percentage of class...................................................................5.6% (2)

              (c)   Number of shares as to which such person filing has:
                    (i)    sole power to vote or direct the vote.......................................225,000 (1)

                    (ii)   shared power to vote or to direct the vote.......................................... 0

                    (iii)  sole power to dispose of or direct the disposition of......................225,000 (1)

                    (iv)   shared power to dispose of or direct the disposition of............................. 0


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(1)    The 225,000 shares beneficially owned by Reporting Person include 112,500 shares subject to a pledge granted to issuer under that certain Stock Purchase Agreement, dated as of November 29, 2000, between Issuer and Reporting Person.

(2) Calculated in accordance with Exchange Act Rule 13d-3; based on 4,018,498 shares of common stock, consisting of 3,793,498 shares outstanding as of close of business on October 15, 2000 (as reflected in issuer's Form 10-QSB for the quarter ended September 30, 2000), and 225,000 shares issued to reporting person on December 4, 2000.




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                                                               PAGE 4 OF 4 PAGES


ITEM 5.       Ownership of Five Percent or Less of Class............................................Not Applicable

ITEM 6.       Ownership of More than Five Percent of Class on Behalf of Another.....................Not Applicable

ITEM 7.       Identification  and  Classification of Subsidiary Which Acquired Security Being Reported on by Parent
              Holding Company........................................................................Not Applicable

ITEM 8.       Identification and Classification of Members of Group.................................Not Applicable

ITEM 9.       Notice of Dissolution of Group.......................................................Not Applicable

ITEM 10.      Certifications

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                    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a
              participant in any transaction having that purpose or effect.


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2000


                                            Oralis.com, Inc.

                                            By:  /s/ Pierre S. Gallant
                                                 ------------------------------
                                                 Pierre S. Gallant, President